

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE
Mail Stop 3010

May 14, 2010

Thomas P. Lloyd
Campbell Strategic Allocation Fund, L.P.
Campbell Global Trend Fund, L.P.
c/o Campbell & Company, Inc.
2850 Quarry Lake Drive
Baltimore, MD 21209

> **Re: Campbell Strategic Allocation Fund, L.P.**
> **Registration Statement on Form S-1**
> **Filed April 27, 2010**
> **File No. 333-166320**
>
> **Campbell Global Trend Fund, L.P.**
> **Registration Statement on Form S-1**
> **Filed April 27, 2010**
> **File No. 333-166321**

Dear Mr. Lloyd:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

REGISTRATION STATEMENTS ON FORM S-1

General

1.   We note your response to comment 2 in our letter dated March 15, 2010. We continue to believe that the information set forth in the prospectus could be presented in a clearer fashion. For example, please revise the cover page and the summary section of your prospectus to clearly present the separate offerings of Campbell Strategic Allocation Fund and Campbell Global Trend Fund. Refer to Rule 421 of Regulation C for guidance.

The Risks You Face, page 14

"The Fund's Investments Could Be Illiquid," page 14

2.   We note your disclosure that "it appears at this time that the 2007-2009 liquidity crisis has eased." This is mitigating language. Generally, you should limit your Risk factors section to an identification and brief description of each material risk. Please revise.

3.   We also note your disclosure that you were not forced to liquidate positions during the 1994, 1998 or 2007-2009 liquidity crises. Please include disclosure that while you were not forced to liquidate in 2007, Campbell Strategic Allocation Fund's market exposure was temporarily cut by 50%. It appears from your MD&A on page 38 that management believes that this cut to the fund's market exposure was an effect of the liquidity crisis that began in 2007. Please revise or advise.

Financial Statements, page 88

Campbell Global Trend Fund, L.P.

Note 1. Organization and Summary of Significant Accounting Policies

F. Organization and Initial Offering Costs, page 92

4.   Please tell us your basis for charging organization costs as directly to partners' capital rather than expense. Refer to ASC 946.

Campbell Strategic Allocation Fund, L.P.

Note 1. Organization and Summary of Significant Accounting Policies

F. Offering Costs, page 109

5.   We note you charge your offering costs directly to partners' capital. Given your continuous offerings of limited partnership units, please tell us how you considered ASC 946 in determining how to account for your offering costs.

Part II – Information Not Required In Prospectus, page II-1

Item 16. Exhibits and Financial Statement Schedules, page II-2

Exhibit Index, page II-2

6.   We refer you to the material contracts filed as exhibits 10.8 and 10.9 to Campbell Global Trend Fund's registration statement and the material contract filed as 10.7 to Campbell Strategic Allocation Fund's registration statement. We note that the contracts, as filed, omit exhibits to the contracts. Item 601(b)(10) of Regulation S-K requires you to file all material contracts in their entirety. Please revise or advise.

Tax Opinions

7.   Please advise counsel that the tax opinions should opine on each registrant's status as a partnership for federal tax purposes along with each series and also opine on each registrant's status as a publicly traded partnership. Please revise the tax opinions or the federal tax consequences section of the prospectus accordingly. If the registrants choose to include the opinions in the prospectus, please revise the prospectus to state specifically that the discussion in the tax consequences section is counsel's opinion and revise Exhibits 8.1 to also state that the tax consequences section of the prospectus is counsel's opinion.

Signatures, page II-6

8.   We note your response to comment 21 in our letter dated March 15, 2010 and we reissue it in its entirety. Please include the signature of your principal accounting officer or controller. Refer to Instruction 1 to Signatures on Form S-1 for guidance.

SALES LITERATURE SUBMITTED FEBRUARY 25, 2010

General

9.   Please update the information presented in all your sales literature to December 31, 2009 or March 31, 2010 as applicable.

10.   Please include summary risk factors throughout your sales literature. For example, please see the following pieces of sales literature:

- Campbell & Company's "Innovation and Investments Working as One;"

- "Financial Adviser Term Sheet;"

- "Campbell Strategic Allocation Fund – Global Diversification Within a Single Investment;"

- "Campbell Global Trend Fund (USD) – Global Diversification Within a Single Investment;" and

- "Campbell Global Trend Fund (GLD) – Global Diversification Within a Single Investment."

11.   In some of your sales literature, we note the comparison of Campbell Strategic Allocation Fund's performance against a variety of indices and your disclosure as to what the indices collectively measure. Please revise to clarify what is represented by each specific index if there are significant differences. Please see the following pieces of sales literature:

- ▪ "Campbell Strategic Allocation Fund – Performance Update;

- ▪ "Campbell trategic Allocation Fund – Periodic Table of Index Returns;" and

- ▪ "Campbell Strategic Allocation Fund – Performance History."

Campbell Strategic Allocation Fund - The Value of Diversification

12.   We refer you to the third bullet point under the section "Diversification Through Non-Correlation," specifically, the statement that the "profit and loss futures trading is not dependent upon economic prosperity or stability." This statement is not consistent with information contained in your prospectus. For example, you note in your prospectus that the liquidity crisis of 2007-2009 caused you to cut your market exposure by 50%. Furthermore, you have numerous risk factors in your prospectus that discuss the potential effect of financial reform on your business. In light of this, please remove this statement or revise for consistency to create more balanced disclosure.

Campbell Strategic Allocation Fund & Campbell Global Trend Fund Summary

13.   Please include summary risk factors that apply specifically to Campbell Global Trend Fund. For example, please include the risk factors regarding Campbell Global Trend Fund that appear on the cover page of its prospectus.

Campbell Strategic Allocation Fund – Power Point Presentation

14.   Please refer to the hypothetical portfolio presented on page 11. Please comply with Item 10(b) of Regulation S-K with respect to the basis for this hypothetical return or remove this disclosure from the presentation.

15.   Please tell us whether you have received permission from CME Group to use their pieces of sales literature. Please note that you are responsible for the information contained in these pieces and the information cannot be inconsistent with the disclosure contained in your prospectus. Please revise your prospectus as appropriate to include this disclosure and provide support for any quantitative or qualitative business and industry data used. Please note that promotional materials must present a balanced discussion of both risk and reward. Please add disclosure to discuss the risks associated with managed futures. Additionally, please add summary risk factors.

* * * * *

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

Thomas P. Lloyd
Campbell Strategic Allocation Fund, L.P.
Campbell Global Trend Fund, L.P.
May 14, 2010
Page 6

You may contact Jorge Bonilla at (202) 551-3414 or Cicely LaMothe at (202) 551-3413 if you have questions regarding comments on the financial statements and related matters. Please contact Erin Martin at (202) 551-3391 or me at (202) 551-3233 with any other questions.

Sincerely,

Tom Kluck
Branch Chief

cc: Jim Munsell, Esq.
   Michael J. Schmidtberger, Esq.
   Sidley Austin LLP
   Via facsimile (212) 839-5599